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                               UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549



                                 SCHEDULE 13D

                               (Amendment No. 3)



                   Under the Securities Exchange Act of 1934

             Imperial Credit Commercial Mortgage Investment Corp.
              ---------------------------------------------------
                               (Name of Issuer)



                   Common Stock, par value $.0001 per share
                   ----------------------------------------
                        (Title of Class of Securities)



                                  45272T 10 2
                      ----------------------------------
                                (CUSIP Number)



                             Irwin L. Gubman, Esq.
                                General Counsel
                       Imperial Credit Industries, Inc.
                             23550 Hawthorne Blvd.
                              Bldg. #1, Suite 240
                              Torrance, CA 90505
                                (310) 791-8040
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                 June 24, 1999
                         -----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 4 Pages
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 45272T 10 2                                    PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Imperial Credit Industries, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      WC, PF, OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,133,750
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,133,750
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,133,750
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11%
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      TYPE OF REPORTING PERSON*
14
      CO
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     This Amendment No. 3 amends and supplements Items 4 and 5 of the statement on Schedule 13D, originally dated October 22, 1997, as amended, filed by Imperial Credit Industries, Inc., a California corporation ("Imperial Credit"), relating to the shares of Common Stock of Imperial Credit Commercial Mortgage Investment Corp., a Maryland corporation (the "Company"). Capitalized terms used but not defined herein have the meanings given to such terms in the initial filing.

Item 4.    Purpose of Transaction


     Imperial Credit remains in continued discussions with the Company regarding Imperial Credit's previously reported all cash acquisition offer valuing the Company at $11.50 per share. Imperial Credit's sale of shares reported herein is for the purpose of complying with certain legal requirements and should not be construed as any indication of the status of Imperial Credit's discussions with the Company or the status of the proposal.

Item 5.    Interest in Securities of the Issuer


     (a) As of the date hereof, Imperial Credit beneficially owned 3,133,750 shares of Common Stock, constituting approximately 11% of the 28,500,000 shares of Common Stock outstanding as of the date hereof. This includes 2,570,000 outstanding shares of Common Stock and 563,750 shares of Common Stock currently issuable upon exercise of the option (the "Option") to purchase up to 1,691,250 shares of Common Stock granted to Imperial Credit Commercial Asset Management Corporation (the "Manager"), a wholly owned subsidiary of Imperial Credit, in connection with the initial public offering of the Company, as reported in Item 4 of this Schedule 13D as originally filed. As of the date hereof, H. Wayne Snavely and Kevin Villani, each a director and executive officer of Imperial Credit, beneficially owned 229, 619 and 162,934 shares of Common Stock, respectively. The shares held by Messrs. Villani and Snavely include 86,250 shares each of Common Stock currently issuable upon exercise of the options to purchase up to 258,750 shares each of Common Stock granted to Messrs. Snavely and Villani in the initial public offering. The options held by the Manager and Messrs. Villani and Snavely become exercisable as to 1/3 of the shares of Common Stock covered thereby on each of the first three anniversaries of the October 16, 1997 grant.

     (b) Imperial Credit has sole voting power and sole investment power with respect to the shares of Common Stock reported as being beneficially owned by it herein.

     (c) Imperial Credit sold 500,000 shares of the Company's stock in the open market on June 24, 1999 at $10. 875 per share for proceeds of $5,437,500.
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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated: June 30, 1999


                                         IMPERIAL CREDIT INDUSTRIES, INC.



                                         By: /s/ Irwin L. Gubman
                                            -----------------------------
                                            Irwin L. Gubman
                                            General Counsel